SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                          McWhorter Technologies, Inc.
                       (Name of Subject Company (Issuer))

                                  Tartan, Inc.
                          a wholly owned subisidary of
                            Eastman Chemical Company
                       (Name of Filing Persons (Offerors))

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    582803102
                      (CUSIP Number of Class of Securities)

                                 Theresa K. Lee
                             100 North Eastman Road
                           Kingsport, Tennessee 37662
                            Telephone: (423) 229-2000

       (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)
                                 ---------------

                                 with a copy to:

                             Michael P. Rogan, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 371-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting of the results of the tender offer: [ ]

For Release After 8:00 a.m. (EDT)
Thursday, May 4, 2000

EASTMAN CHEMICAL COMPANY                    McWHORTER TECHNOLOGIES, INC.
Martha Lawson                               Louise Tonozzi-Fredrick
PHONE: (423) 229 6574                       PHONE: (847) 551 3205
EMAIL:  mglawson@eastman.com

                 Eastman to acquire McWhorter Technologies, Inc.

KINGSPORT, Tenn. and Carpentersville, Ill.--May 4, 2000--Eastman Chemical Company (NYSE:EMN) and McWhorter Technologies, Inc. (NYSE:MWT) today announced that their boards of directors have approved a definitive merger agreement under which Eastman will acquire the shares of McWhorter for approximately $200 million cash. Including debt, the transaction is valued at approximately $355 million.

Under the terms of the agreement, a wholly owned subsidiary of Eastman will commence a tender offer to purchase all outstanding shares of McWhorter common stock for $19.70 per share in cash. McWhorter's board of directors has recommended that McWhorter stockholders tender their shares. Following completion of the tender offer, Eastman intends to consummate a cash merger to acquire any shares not previously tendered. McWhorter has approximately 10 million shares outstanding.

The transaction, which will be accounted for as a purchase, is expected to increase Eastman's presence in the coatings, adhesives and specialty polymers product lines to approximately US$1.4 billion in annual revenues.

"This transaction represents another significant step in Eastman's strategy of pursuing growth opportunities for our specialty businesses, which offer faster growth and payback on investments, provide lower cyclicality and capital intensity and allow us to capitalize on our strengths," said Earnest W. Deavenport, Jr., chairman and CEO.

Allan Rothwell, president of the Chemicals Group at Eastman, said that he and his team are eager to complete the transaction and begin integrating the McWhorter and Eastman businesses. "We have identified a number of synergies that give us confidence that this acquisition will meet our financial and business goals," Rothwell stated. "Our current projections and assumptions show this acquisition will be accretive on a cash basis immediately and should turn accretive on an earnings basis during 2001."

He noted that previous transactions, including the acquisition of Lawter International in June of 1999, enhance the synergies of the McWhorter acquisition.

                                     -More-

Eastman to acquire McWhorter Technologies, Inc.
Page Two


Jeff Nodland, McWhorter CEO, also expressed support for the merger. "This is a good transaction that brings two complementary businesses together," he said. "McWhorter and Eastman have had a similar focus on selling products to the coatings industry. We expect that our customers will benefit from this combination as we enhance the capabilities of both organizations to develop better products and services for the industry," he said. "Since our corporate cultures are similar, I expect that we will have an efficient integration of our businesses," Nodland concluded.

The tender offer is conditioned, among other things, upon a minimum tender of
50.1 percent of the outstanding McWhorter shares on a fully diluted basis and receipt of regulatory approvals. Chase Securities Inc. acted as the financial advisor to Eastman in connection with this transaction. Lehman Brothers served as financial advisor to McWhorter.

McWhorter is a leading manufacturer of specialty resins and colorants used in the production of consumer and industrial coatings and reinforced fiberglass plastics. Sales revenue for fiscal year ended October 31, 1999 was $444 million and EBITDA before non-recurring items was $47.5 million. The company was formed in 1994 when it was spun off from The Valspar Corporation and merged with the former resin products division of Cargill. McWhorter employment at 14 global sites is about 1,100. Its headquarters is located in Carpentersville, Ill.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 15,000 people in more than 30 countries and had 1999 sales of US$4.6 billion.

Additional information is available at http://www.eastman.com.

                                      # # #

                           FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the definition of the Securities Act of 1933 and the Securities Exchange Act of 1934. Although the companies believe that these statements are based on reasonable assumptions, they can give no assurance that their goals will be achieved. The words "estimates," "believes," "expects," "anticipates," "plans," and "intends," variations of such words, and similar expressions are intended to identify forward-looking statements that involve risk and uncertainty. These statements are necessarily based upon various assumptions involving judgements with respect to the future including, among others, the ability to achieve synergies and revenue enhancements; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the companies. Accordingly, while the companies believe that the assumptions are reasonable, there can be no assurance that they will approximate actual experience, or that the expectations will be realized. Other risk factors are detailed from time to time in the two companies' SEC reports.


                             Tender Offer Documents

At the time the tender offer is commenced, Eastman will file a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the Securities and Exchange Commission (SEC), and McWhorter will file a solicitation/recommendation statement with the SEC. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, when they become available, because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of McWhorter at no expense to them. In addition, investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Eastman and McWhorter at the SEC's website at www.sec.gov.

Letter to McWhorter employees from Eastman CEO

Date:May 4, 2000

To:      All Employees of McWhorter Technologies, Inc.
From: Earnest Deavenport, Chairman and Chief Executive Officer, Eastman Chemical Company

I'm very excited about today's announcement that we are beginning the steps to join McWhorter Technologies with Eastman Chemical Company.

You and your colleagues should be very proud of the fact that you have helped make McWhorter a leading manufacturer of specialty resins and colorants. Combining your business with Eastman's coatings, adhesives and specialty polymers business offers both companies new opportunities.

I know you and your families probably have a lot of questions about Eastman. Eastman Chemical Company was formed in 1920 as part of Eastman Kodak Company. Over the decades to follow, the chemical division grew, expanding its line of products and customer base so that when we were spun off from Kodak in 1994, more than 90 percent of our business was with customers other than Kodak. Today, Eastman is a global producer of chemicals, plastics and fibers that our customers use in many end-use products. Eastman is the world leader in polyester plastics for packaging, a major supplier of cellulose acetate tow and basic chemicals, and a leading supplier of coatings raw materials, fine chemicals, and many specialty chemicals and plastics.

I'm proud of Eastman for a lot of reasons. We provide quality and value to our customers. We have 80 years of successful history. We are the only major chemical company to win the prestigious Malcolm Baldrige National Quality Award. We were named one of the "best managed companies" in the U.S. by IndustryWeek magazine for three years in a row. We've been recognized numerous times for our commitment to protecting the health and safety of our employees, the communities in which we operate, and our environment.

I invite you to visit our website at www.eastman.com, view a copy of our corporate video, or read some of our literature. For your information, attached to this letter are a copy of the news release and some questions and answers.

As you can imagine, the process our companies have begun has legal steps that must be done correctly. However, as we move throughout this process, I--and other members of Eastman management--look forward to the opportunity to meet as many of you in person as possible. Until then, if you would like more information about Eastman, ask your management or Human Resources contact, or visit our Internet site at www.eastman.com.

All of us at Eastman enthusiastically look forward to teaming with the people of McWhorter to achieve our exciting new potential.

[Signature:  Earnie Deavenport]

                    Eastman to Acquire McWhorter Technologies
            Questions and Answers for McWhorter Employees in the U.S.

What exactly is happening?
The boards of directors of Eastman Chemical Company and McWhorter Technologies, Inc. have agreed to a "definitive merger agreement" under which Eastman will acquire the shares of McWhorter for $19.70 per share. Including debt, the transaction is valued at approximately $355 million.

Under the terms of the merger agreement, Eastman will be commencing a tender offer for all of the shares of McWhorter stock. McWhorter's board of directors has recommended that McWhorter stockholders tender their shares of the company's common stock in the tender offer. McWhorter has about 10 million shares outstanding.

Following completion of the tender offer, Eastman intends to consummate a cash merger to acquire any shares not previously tendered. At the completion of the transaction, McWhorter will be a wholly-owned subsidiary of Eastman Chemical Company.

Who is Eastman?
Headquartered in Kingsport, Tenn., Eastman Chemical Company manufactures and markets chemicals, fibers and plastics. Eastman is a leader in e-commerce within the chemical industry and has a strong coatings materials business that complements McWhorter's products. Eastman employs about 15,000 people in more than 30 countries. 1999 sales were US$4.59 billion.

Why is Eastman interested in purchasing McWhorter?
Combining the technology, quality management and product lines of the two companies means that we'll be even better prepared to meet the needs of our customers. The transaction also enhances our market connect for waterborne technologies. It is another in a series of acquisitions intended to build Eastman's presence in emulsion polymers. Previous acquisitions in this series included ABCO Industries, Ernst Jager, Fabrik Chemischer Rohstoffe GmbH & Co., Lawter International, Inc., Chemicke Zavody Sokolov, and Rhodia's American textile chemicals business.

How are McWhorter employees affected by this transaction?
McWhorter will become a wholly owned subsidiary of Eastman. Employees will continue to be employed by McWhorter. Employees will participate in the compensation, benefits, and career development plans of McWhorter.

Will pay or benefits (pension, vacation, insurance, etc.) change for McWhorter employees?
McWhorter employees will participate in the compensation, benefits and career development plans of McWhorter. These plans will continue to be administered by McWhorter. As always, these plans are subject to change at the discretion of the company.

What will happen to my McWhorter stock either in the ESOP, the 401K or privately owned?
We expect McWhorter shares that are held in the ESOP and 401K plans will be tendered into Eastman's tender offer or converted into cash in the subsequent merger. We believe the resulting 401K funds will be re-invested within the 401K plan. We believe the resulting ESOP funds will remain in a tax qualified plan, but specific details will need to be determined. More details will be communicated on that process before employees are required to make decisions on the investments of those resulting funds. Employees who have privately held shares of McWhorter will be able to tender these shares in the tender offer and will receive separate information regarding the tender offer when that information becomes available.

What happens to McWhorter's bonus plan?
While the intent is to maintain the current plan for the present time, the specific measures, particularly the measure involving earnings per share, will have to be reviewed in light of the changes resulting from the acquisition.

Will jobs be eliminated as a result of this transaction?
Managing an efficient transition of the businesses will require input from several functional areas. Our plan is to form functional business teams with membership from both Eastman and McWhorter. One objective of these teams will be to identify areas of duplication. Based on the work of these teams, a determination will be made concerning the need for possible redeployments or limited numbers of separations.

How does this transaction impact my job?
We very much expect to see "business as usual" with no major interruptions to normal work processes. It is critical for all employees at Eastman and McWhorter to continue to focus on the same high quality of work as they did prior to the announcement. The ongoing contributions of employees from both organizations are critical for the success of the business.

Will managers who are now responsible for McWhorter continue to manage those plants or will Eastman managers be assigned to those operations?
We anticipate no significant management changes at McWhorter.

Will any employees have to relocate as a result of the transaction?
There may be some employees who will be asked to relocate as a result of a change in responsibilities.

How will the McWhorter organization fit in Eastman's structure?
We expect that McWhorter will become part of Eastman's Coatings, Adhesives and Specialty Polymers Business.

When do you expect to close the transaction?
We expect to commence the tender offer within 10 business days and the tender offer will remain open at least 20 business days. We expect to close the transaction as soon as possible after we obtain all required regulatory approvals; we estimate this could happen by end of July.

                             Tender Offer Documents

At the time the tender offer is commenced, Eastman will file a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the Securities and Exchange Commission (SEC), and McWhorter will file a solicitation/recommendation statement with the SEC. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, when they become available, because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of McWhorter at no expense to them. In addition, investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Eastman and McWhorter at the SEC's website at www.sec.gov.

                    Eastman to Acquire McWhorter Technologies
             Questions and Answers for McWhorter Employees in Europe

What exactly is happening?
The boards of directors of Eastman Chemical Company and McWhorter Technologies, Inc. have agreed to a "definitive merger agreement" under which Eastman will acquire the shares of McWhorter for $19.70 per share. Including debt, the transaction is valued at approximately $355 million.

Under the terms of the merger agreement, Eastman will be commencing a tender offer for all of the shares of McWhorter stock. McWhorter's board of directors has recommended that McWhorter stockholders tender their shares of the company's common stock in the tender offer. McWhorter has about 10 million shares outstanding.

Following completion of the tender offer, Eastman intends to consummate a cash merger to acquire any shares not previously tendered. At the completion of the transaction, McWhorter will be a wholly-owned subsidiary of Eastman Chemical Company.

Who is Eastman?
Headquartered in Kingsport, Tenn., Eastman Chemical Company manufactures and markets chemicals, fibers and plastics. Eastman is a leader in e-commerce within the chemical industry and has a strong coatings materials business that complements McWhorter's products. Eastman employs about 15,000 people in more than 30 countries. 1999 sales were US$4.59 billion.

Why is Eastman interested in purchasing McWhorter?
Combining the technology, quality management and product lines of the two companies means that we'll be even better prepared to meet the needs of our customers. The transaction also enhances our market connect for waterborne technologies. It is another in a series of acquisitions intended to build Eastman's presence in emulsion polymers. Previous acquisitions in this series included ABCO Industries, Ernst Jager, Fabrik Chemischer Rohstoffe GmbH & Co., Lawter International, Inc., Chemicke Zavody Sokolov, and Rhodia's American textile chemicals business.

How are McWhorter employees affected by this transaction?
McWhorter will become a wholly owned subsidiary of Eastman. Employees will be employed by McWhorter. Employees will participate in the compensation, benefits, and career development plans of McWhorter.

Will pay or benefits (pension. vacation, insurance, etc.) change for McWhorter employees?
McWhorter employees will participate in the compensation, benefits and career development plans of McWhorter. These plans will continue to be administered by McWhorter. As always, these plans are subject to change at the discretion of the company.

What will happen to my privately owned McWhorter stock?
Employees who have privately held shares of McWhorter will be able to tender these shares in the tender offer and will receive separate information regarding the tender offer when that information becomes available.

What happens to McWhorter's bonus plan?
While the intent is to maintain the current plan for the present time, the specific measures, particularly the measure involving earnings per share, will have to be reviewed in light of the changes resulting from the acquisition.

How does this transaction impact my job?
We very much expect to see "business as usual" with no major interruptions to normal work processes. It is critical for all employees at Eastman and McWhorter to continue to focus on the same high quality of work as they did prior to the announcement. The ongoing contributions of employees from both organizations are critical for the success of the business. Our plan is to form functional business teams with membership from both Eastman and McWhorter to manage an efficient transition of the business. A main objective of these teams will be to support the development of an organization to effectively meet the needs of our customers.

How will the McWhorter organization fit in Eastman's structure?
We expect that McWhorter will become part of Eastman's Coatings, Adhesives and Specialty Polymers Business.

When do you expect to close the transaction?
We expect to commence the tender offer within 10 business days and the tender offer will remain open at least 20 business days. We expect to close the transaction as soon as possible after we obtain all required regulatory approvals; we estimate this could happen by end of July.

                             Tender Offer Documents

At the time the tender offer is commenced, Eastman will file a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the Securities and Exchange Commission (SEC), and McWhorter Technologies, Inc. will file a solicitation/recommendation statement with the SEC. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, when they become available, because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of McWhorter Technologies, Inc., at no expense to them. In addition, investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Eastman and McWhorter Technologies, Inc. at the SEC's website at www.sec.gov.